Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2021	January 31, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Interest, Dividend and Fee Income
Loans	$3,849	$4,029	$4,689	$7,878	$9,652
Securities (Note 2)	1,002	990	1,363	1,992	2,722
Deposits with banks	50	44	101	94	294
	4,901	5,063	6,153	9,964	12,668
Interest Expense
Deposits	817	921	1,738	1,738	3,865
Subordinated debt	51	58	66	109	136
Other liabilities	578	506	831	1,084	1,761
	1,446	1,485	2,635	2,931	5,762
Net Interest Income	3,455	3,578	3,518	7,033	6,906
Non-Interest Revenue
Securities commissions and fees	300	285	277	585	529
Deposit and payment service charges	306	305	313	611	617
Trading revenues	47	212	(217)	259	(76)
Lending fees	343	356	322	699	647
Card fees	122	81	80	203	179
Investment management and custodial fees	476	482	430	958	886
Mutual fund revenues	396	374	348	770	714
Underwriting and advisory fees	404	258	239	662	524
Securities gains, other than trading	111	102	(11)	213	53
Foreign exchange gains, other than trading	63	24	21	87	68
Insurance revenues	(163)	744	(166)	581	714
Investments in associates and joint ventures	60	56	34	116	60
Other	156	118	76	274	190
	2,621	3,397	1,746	6,018	5,105
Total Revenue	6,076	6,975	5,264	13,051	12,011
Provision for Credit Losses (Note 3)	60	156	1,118	216	1,467
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	(283)	601	(197)	318	519
Non-Interest Expense
Employee compensation	2,042	2,119	1,902	4,161	4,030
Premises and equipment	863	804	806	1,667	1,563
Amortization of intangible assets	158	156	156	314	307
Travel and business development	97	66	118	163	239
Communications	72	64	83	136	162
Professional fees	147	136	128	283	261
Other (Note 12)	1,030	268	323	1,298	623
	4,409	3,613	3,516	8,022	7,185
Income Before Provision for Income Taxes	1,890	2,605	827	4,495	2,840
Provision for income taxes (Note 10)	587	588	138	1,175	559
Net Income	$1,303	$2,017	$689	$3,320	$2,281
Earnings Per Share (Canadian $) (Note 9)
Basic	$1.91	$3.03	$1.00	$4.94	$3.38
Diluted	1.91	3.03	1.00	4.93	3.37
Dividends per common share	1.06	1.06	1.06	2.12	2.12

The accompanying notes are an integral part of these interim consolidated financial statements.

43 BMO Financial Group Second Quarter Report 2021

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2021	January 31, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Net Income	$1,303	$2,017	$689	$3,320	$2,281
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(89)	57	170	(32)	280
Reclassification to earnings of (gains) in the period (2)	(19)	(9)	(36)	(28)	(56)
	(108)	48	134	(60)	224
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(479)	(131)	1,380	(610)	1,590
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period (4)	(86)	(77)	21	(163)	45
	(565)	(208)	1,401	(773)	1,635
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,304)	(1,131)	1,487	(2,435)	1,696
Unrealized gains (losses) on hedges of net foreign operations (5)	316	221	(304)	537	(351)
	(988)	(910)	1,183	(1,898)	1,345
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	436	275	73	711	(55)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	3	(245)	351	(242)	281
	439	30	424	469	226
Other Comprehensive Income (Loss), net of taxes	(1,222)	(1,040)	3,142	(2,262)	3,430
Total Comprehensive Income (Loss)	$81	$977	$3,831	$1,058	$5,711

(1)	Net of income tax (provision) recovery of $32 million, $(20) million, $(62) million for the three months ended, and $12 million, $(100) million for the six months ended, respectively.
(2)	Net of income tax provision of $6 million, $3 million, $10 million for the three months ended, and $9 million, $17 million for the six months ended, respectively.
(3)	Net of income tax (provision) recovery of $173 million, $46 million, $(497) million for the three months ended, and $219 million, $(573) million for the six months ended, respectively.
(4)	Net of income tax provision (recovery) of $31 million, $28 million, $(7) million for the three months ended, and $59 million, $(16) million for the six months ended, respectively.
(5)	Net of income tax (provision) recovery of $(115) million, $(80) million, $110 million for the three months ended, and $(195) million, $127 million for the six months ended, respectively.
(6)	Net of income tax (provision) recovery of $(158) million, $(99) million, $(26) million for the three months ended, and $(257) million, $20 million for the six months ended, respectively.
(7)	Net of income tax (provision) recovery of $(1) million, $89 million, $(127) million for the three months ended, and $88 million, $(102) million for the six months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2021 44

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)		As at
	April 30, 2021	January 31, 2021	October 31, 2020
Assets
Cash and Cash Equivalents	$98,593	$73,091	$57,408
Interest Bearing Deposits with Banks	8,955	8,376	9,035
Securities (Note 2)
Trading	90,566	98,943	97,834
Fair value through profit or loss	13,331	13,939	13,568
Fair value through other comprehensive income	61,172	70,574	73,407
Debt securities at amortized cost	46,744	48,708	48,466
Investments in associates and joint ventures	1,054	1,026	985
	212,867	233,190	234,260
Securities Borrowed or Purchased Under Resale Agreements	98,327	121,573	111,878
Loans
Residential mortgages	130,529	128,170	127,024
Consumer instalment and other personal	71,918	70,780	70,148
Credit cards	7,488	7,342	7,889
Business and government	237,702	248,752	245,662
	447,637	455,044	450,723
Allowance for credit losses (Note 3)	(3,028)	(3,188)	(3,303)
	444,609	451,856	447,420
Other Assets
Derivative instruments	37,998	34,054	36,815
Customers’ liability under acceptances	11,952	11,878	13,493
Premises and equipment	4,298	4,202	4,183
Goodwill	5,375	6,365	6,535
Intangible assets	2,323	2,388	2,442
Current tax assets	1,141	1,434	1,260
Deferred tax assets	1,294	1,339	1,473
Other	22,107	23,465	23,059
	86,488	85,125	89,260
Total Assets	$949,839	$973,211	$949,261
Liabilities and Equity
Deposits (Note 4)	$657,201	$672,500	$659,034
Other Liabilities
Derivative instruments	33,218	29,430	30,375
Acceptances	11,952	11,878	13,493
Securities sold but not yet purchased	32,540	34,164	29,376
Securities lent or sold under repurchase agreements	87,703	99,892	88,658
Securitization and structured entities’ liabilities	25,657	25,610	26,889
Current tax liabilities	193	196	126
Deferred tax liabilities	163	155	108
Other	38,554	35,962	36,193
	229,980	237,287	225,218
Subordinated Debt (Note 4)	7,144	7,276	8,416
Equity
Preferred shares and other equity instruments (Note 5)	5,848	5,848	6,598
Common shares (Note 5)	13,536	13,501	13,430
Contributed surplus	313	309	302
Retained earnings	32,561	32,012	30,745
Accumulated other comprehensive income	3,256	4,478	5,518
Total Equity	55,514	56,148	56,593
Total Liabilities and Equity	$949,839	$973,211	$949,261

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

45 BMO Financial Group Second Quarter Report 2021

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$5,848	$5,348	$6,598	$5,348
Redeemed during the period	-	-	(750)	-
Balance at End of Period	5,848	5,348	5,848	5,348
Common Shares (Note 5)
Balance at beginning of period	13,501	12,998	13,430	12,971
Issued under the Stock Option Plan	32	2	59	29
Treasury shares or repurchase of common shares for cancellation	3	-	47	-
Balance at End of Period	13,536	13,000	13,536	13,000
Contributed Surplus
Balance at beginning of period	309	303	302	303
Stock option expense, net of options exercised	2	(2)	7	(2)
Net premium on sale of treasury shares	3	-	3	-
Other	(1)	-	1	-
Balance at End of Period	313	301	313	301
Retained Earnings
Balance at beginning of period	32,012	29,510	30,745	28,725
Impact from adopting IFRS 16	na	-	na	(59)
Net income	1,303	689	3,320	2,281
Dividends on preferred shares and distributions payable on other equity instruments	(68)	(52)	(124)	(122)
Dividends on common shares	(686)	(678)	(1,372)	(1,356)
Equity issue expense and premium paid on redemption of preferred shares	-	-	(6)	-
Net discount on sale of treasury shares	-	(43)	(2)	(43)
Balance at End of Period	32,561	29,426	32,561	29,426
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	403	116	355	26
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(89)	170	(32)	280
Reclassification to earnings of (gains) during the period	(19)	(36)	(28)	(56)
Balance at End of Period	295	250	295	250
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	1,771	747	1,979	513
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(479)	1,380	(610)	1,590
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges in the period	(86)	21	(163)	45
Balance at End of Period	1,206	2,148	1,206	2,148
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,070	3,865	3,980	3,703
Unrealized gains (losses) on translation of net foreign operations	(1,304)	1,487	(2,435)	1,696
Unrealized gains (losses) on hedges of net foreign operations	316	(304)	537	(351)
Balance at End of Period	2,082	5,048	2,082	5,048
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(363)	(511)	(638)	(383)
Gains (losses) on remeasurement of pension and other employee future benefit plans	436	73	711	(55)
Balance at End of Period	73	(438)	73	(438)
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(403)	(200)	(158)	(130)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	3	351	(242)	281
Balance at End of Period	(400)	151	(400)	151
Total Accumulated Other Comprehensive Income	3,256	7,159	3,256	7,159
Total Equity	$55,514	$55,234	$55,514	$55,234

  na – not applicable due to IFRS 16 adoption on November 1, 2019.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2021 46

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Cash Flows from Operating Activities
Net Income	$1,303	$689	$3,320	$2,281
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	-	1	(1)	1
Net (gain) loss on securities, other than trading	(111)	10	(212)	(54)
Net decrease in trading securities	5,803	16,942	2,920	5,695
Provision for credit losses (Note 3)	60	1,118	216	1,467
Change in derivative instruments – (increase) in derivative asset	(3,451)	(21,781)	(869)	(20,021)
– increase in derivative liability	2,959	24,355	3,684	22,260
Amortization of premises and equipment	197	201	393	400
Amortization of other assets	37	50	78	104
Amortization of intangible assets	158	156	314	307
Write-down of goodwill	747	-	747	-
Net decrease in deferred income tax asset	16	209	121	222
Net increase (decrease) in deferred income tax liability	10	(17)	56	(17)
Net (increase) decrease in current income tax asset	161	(61)	(109)	(582)
Net increase (decrease) in current income tax liability	24	(29)	113	10
Change in accrued interest – (increase) decrease in interest receivable	98	(48)	200	77
– (decrease) in interest payable	(316)	(199)	(402)	(212)
Changes in other items and accruals, net	4,390	(3,924)	1,684	(6,514)
Net increase in deposits	2,330	51,410	28,195	65,738
Net (increase) in loans	(75)	(30,228)	(11,515)	(34,287)
Net increase (decrease) in securities sold but not yet purchased	(1,114)	2,121	4,084	3,357
Net increase (decrease) in securities lent or sold under repurchase agreements	(9,801)	2,444	3,429	15,261
Net (increase) decrease in securities borrowed or purchased under resale agreements	20,587	(10,437)	8,452	(11,535)
Net increase (decrease) in securitization and structured entities’ liabilities	267	452	(769)	292
Net Cash Provided by Operating Activities	24,279	33,434	44,129	44,250
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	-	(62)	-	(2,787)
Proceeds from issuance of covered bonds	-	4,425	-	4,425
Redemption/buyback of covered bonds	(2,214)	(296)	(2,214)	(2,497)
Repayment of subordinated debt (Note 4)	-	-	(1,000)	-
Redemption of preferred shares (Note 5)	-	-	(756)	-
Net proceeds from issuance of common shares and sale of treasury shares (Note 5)	33	(58)	101	(33)
Cash dividends and distributions paid	(741)	(748)	(1,479)	(1,458)
Repayment of lease liabilities	(87)	(86)	(162)	(168)
Net Cash Provided by (Used in) Financing Activities	(3,009)	3,175	(5,510)	(2,518)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(902)	(210)	(565)	670
Purchases of securities, other than trading	(10,903)	(34,372)	(24,386)	(53,448)
Maturities of securities, other than trading	7,550	3,496	14,264	7,489
Proceeds from sales of securities, other than trading	10,524	19,366	16,419	25,333
Premises and equipment – net (purchases)	(87)	(95)	(203)	(199)
Purchased and developed software – net (purchases)	(123)	(214)	(240)	(365)
Acquisitions	-	(186)	-	(186)
Net Cash Provided by (Used in) Investing Activities	6,059	(12,215)	5,289	(20,706)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,827)	1,457	(2,723)	1,764
Net increase in Cash and Cash Equivalents	25,502	25,851	41,185	22,790
Cash and Cash Equivalents at Beginning of Period	73,091	45,742	57,408	48,803
Cash and Cash Equivalents at End of Period	$98,593	$71,593	$98,593	$71,593
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$1,751	$2,794	$3,306	$5,931
Income taxes paid in the period	$264	$700	$826	$1,592
Interest received in the period	$4,568	$5,579	$9,374	$11,747
Dividends received in the period	$457	$419	$840	$823

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

47 BMO Financial Group Second Quarter Report 2021

Notes to Consolidated Financial Statements

April 30, 2021 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the bank or BMO) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2020, with the exception of changes in accounting policy described below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2020. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 26, 2021.

Changes in Accounting Policy

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2020, we early adopted the IASB’s IBOR Phase 2 amendments to IFRS 9 Financial Instruments (IFRS 9), IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7 Financial Instruments: Disclosures (IFRS 7), IFRS 4 Insurance Contracts as well as IFRS 16 Leases. These amendments address issues that arise from implementation of IBOR reform, where IBORs will be replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a direct consequence of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform.

As a result of the transition from IBORs to alternative reference rates (ARRs), certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity. The bank, both as a holder and an issuer of IBOR-based instruments, is exposed to increased financial, operational, legal and regulatory, and reputational risks as the rates transition. These risks arise principally from updating systems and processes to capture new ARRs, amending contracts or existing fallback clauses for new ARRs, managing the client transition to ARRs and the resulting impact on economic risk management, as well as updating hedge designations as the new ARRs emerge. In order to manage those risks, we have established an enterprise IBOR Transition Office (ITO) to coordinate and oversee the transition from IBORs to ARRs, with a focus on managing and mitigating internal risks as well as managing our client relationships. The ITO, sponsored and supported by senior management, is responsible for running the enterprise-wide program, covering all of BMO’s lines of business and corporate function areas. The ITO has a global mandate to ensure that we properly prepare for the discontinuation or unavailability of LIBOR and other IBORs. As part of its mandate, the ITO continues to address the bank’s industry and regulatory engagement, client and financial contract changes, internal and external communications, technology and operations modifications, introduction of new products, migration of existing clients, program strategy and governance, and evaluate financial reporting impacts, including for hedge accounting. In addition, the ITO continues to monitor the development and usage of ARRs across the industry, including the Secured Overnight Financing Rate (SOFR). As the market continues to develop we have begun to add ARR-based products to our suite of offerings.

We adhered to the International Swaps and Derivatives Association Fallbacks Protocol (ISDA Protocol), which took effect on January 25, 2021. The ISDA Protocol provides specific fallbacks depending on whether the relevant IBOR (for example, USD LIBOR or GBP LIBOR) has been permanently discontinued or is temporarily unavailable. It provides an efficient amendment mechanism for mutually adhering counterparties to incorporate these fallback provisions into legacy derivative contracts.

BMO Financial Group Second Quarter Report 2021 48

The table below presents quantitative information for financial instruments that referenced certain IBORs as at November 1, 2020, the date of adoption for Phase 2 relief, and were either due to mature after December 31, 2021 or demand facilities that will be subject to remediation to amend the benchmark interest rate. Our GBP LIBOR and other LIBOR exposures have not materially changed since November 1, 2020.

(Canadian $ in millions)			November 1, 2020
	USD LIBOR	GBP LIBOR	Other (1)
Non-derivative assets (2)	100,521	868	1,225
Non-derivative liabilities (2)	7,435	692	-
Derivative notional amounts (3)(4)	1,570,534	20,972	6,702
Authorized and committed loan commitments (5)(6)	68,449	194	23,633

(1)	Includes CHF LIBOR, EONIA and JPY LIBOR.
(2)	All amounts are presented based on contractual amounts outstanding with the exception of securities, in non-derivative assets, which are disclosed based on carrying value.
(3)

Notionals represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(4)

Includes certain cross-currency swap positions where both the pay and receive leg currently reference an IBOR. For those derivatives, the table above includes the notional for both the pay and receive legs in the relevant columns aligning with the IBOR exposure.

(5)

Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(6)

Other includes loan commitments where our customers have the option to draw from their facility in multiple currencies. Amounts drawn will be subject to prevailing interbank offered rates for the foreign currency, including those that are in scope of IBOR reform.

Financial instruments that reference rates in multi-rate jurisdictions, including the Canadian Dollar Offered Rate (CDOR), the EURO Interbank Offered Rate and Australian Bank Bill Swap Rate, are excluded from the table above. In the case of CDOR, financial instruments indexed to 6-month and 12-month CDOR tenors were discontinued on May 17, 2021, while other tenors of CDOR will continue as a benchmark rate. As at November 1, 2020, we did not hold any material positions in either of these CDOR tenors.

On March 5, 2021, the Financial Conduct Authority (FCA) confirmed that LIBOR settings will cease to be provided by any administrator immediately after December 31, 2021 for all sterling, euro, Swiss franc and Japanese yen settings as well as the 1-week and 2-month USD LIBOR settings. The remaining USD LIBOR settings will cease to be provided immediately after June 30, 2023. The announcement followed the completion of the ICE Benchmark Administration consultation regarding the process and timing for the orderly wind-down of LIBOR contracts. US prudential regulators have issued supervisory guidance that the extension of these certain USD LIBOR settings to June 30, 2023 applies only to legacy contracts; new issuances of LIBOR-based instruments must cease by December 31, 2021. The ITO has adjusted all impacted project plans to align with these extended timelines.

As a result of extending the cessation date of certain USD LIBOR settings, more contracts will expire prior to cessation and therefore the number and value of contracts that will be subject to remediation efforts has reduced. The following table presents the value of financial instruments impacted by the FCA extension, that is, ones that reference USD LIBOR (with the exception of the 1 week and 2-month settings) and either mature after June 30, 2023 or are demand facilities with no maturity date.

(Canadian $ in millions)	April 30, 2021
USD LIBOR
Non-derivative assets (1)	75,455
Non-derivative liabilities (1)	2,933
Derivative notional amounts (2)	1,112,747
Authorized and committed loan commitments (3)(4)	45,794

(1)	All amounts are presented based on contractual amounts outstanding with the exception of securities, in non-derivative assets, which are disclosed based on carrying value.
(2)

Notionals represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(3)

Excludes personal lines of credit and credit cards that are unconditionally cancellable at our discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(4)

Excludes $8,746 million of loan commitments where the customer’s option to draw in another currency impacted by IBOR reform is limited to USD. Any amounts drawn under the option will be subject to USD LIBOR, which will be impacted by the June 30, 2023 cessation date.

Conceptual Framework

Effective November 1, 2020, we adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.

Use of Estimates and Judgments

The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; leases; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and regulatory responses to the outbreak, will have on the Canadian and US economies and the bank’s business will depend on future developments, which are highly uncertain and cannot be predicted. This includes the scope, severity and duration of the pandemic which remains uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our

49 BMO Financial Group Second Quarter Report 2021

policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2021.

Allowance for Credit Losses

As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2020, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as 30-day past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.

The judgments we apply in determining the ACL reflect the impact of uncertainties in the economic environment on credit conditions that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 3.

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (FVTPL) securities of $13,331 million ($13,568 million as at October 31, 2020) are comprised of $2,542 million mandatorily measured at fair value and $10,789 million investment securities held by insurance subsidiaries designated at fair value ($2,420 million and $11,148 million, respectively, as at October 31, 2020).

Our fair value through other comprehensive income (FVOCI) securities totalling $61,172 million ($73,407 million as at October 31, 2020), are net of an allowance for credit losses of $3 million ($4 million as at October 31, 2020).

Amortized cost securities totalling $46,744 million ($48,466 million as at October 31, 2020), are net of an allowance for credit losses of $1 million ($1 million as at October 31, 2020).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	April 30, 2021						October 31, 2020
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	16,217	140	26	16,331	22,240	211	1	22,450
Canadian provincial and municipal governments	2,640	47	1	2,686	4,628	119	-	4,747
U.S. federal government	16,158	372	159	16,371	16,881	844	31	17,694
U.S. states, municipalities and agencies	4,494	115	4	4,605	5,132	147	3	5,276
Other governments	5,896	92	23	5,965	7,222	168	9	7,381
National Housing Act (NHA) mortgage-backed securities (MBS)	1,347	19	1	1,365	1,583	46	-	1,629
U.S. agency MBS and collateralized mortgage obligations (CMO)	10,986	248	11	11,223	10,600	307	4	10,903
Corporate debt	2,493	41	8	2,526	3,153	91	10	3,234
Corporate equity	97	3	-	100	90	3	-	93
Total	60,328	1,077	233	61,172	71,529	1,936	58	73,407

  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
FVOCI - Debt	121	295	252	638
Amortized cost	102	165	208	311
Total	223	460	460	949

BMO Financial Group Second Quarter Report 2021 50

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at April 30, 2021 and October 31, 2020. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	April 30, 2021				October 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	1	-	-	1	1	-	-	1
Very low	88,153	360	-	88,513	79,295	429	-	79,724
Low	21,254	2,737	-	23,991	24,490	2,481	-	26,971
Medium	11,535	4,489	-	16,024	11,560	6,461	-	18,021
High	117	334	-	451	172	446	-	618
Not rated	1,013	95	-	1,108	1,132	148	-	1,280
Impaired	-	-	441	441	-	-	409	409
Allowance for credit losses	60	52	14	126	51	75	16	142
Carrying amount	122,013	7,963	427	130,403	116,599	9,890	393	126,882
Loans: Consumer instalment and other personal
Exceptionally low	1,386	36	-	1,422	1,550	31	-	1,581
Very low	28,460	15	-	28,475	26,645	37	-	26,682
Low	22,017	623	-	22,640	20,935	585	-	21,520
Medium	10,192	3,912	-	14,104	10,324	4,334	-	14,658
High	418	1,364	-	1,782	429	1,470	-	1,899
Not rated	3,103	59	-	3,162	3,372	96	-	3,468
Impaired	-	-	333	333	-	-	340	340
Allowance for credit losses	127	379	101	607	134	429	105	668
Carrying amount	65,449	5,630	232	71,311	63,121	6,124	235	69,480
Loans: Credit cards (1)
Exceptionally low	2,238	-	-	2,238	2,252	-	-	2,252
Very low	355	-	-	355	1,106	15	-	1,121
Low	1,584	116	-	1,700	899	148	-	1,047
Medium	1,595	759	-	2,354	1,611	899	-	2,510
High	53	323	-	376	58	377	-	435
Not rated	465	-	-	465	524	-	-	524
Impaired	-	-	-	-	-	-	-	-
Allowance for credit losses	59	242	-	301	61	272	-	333
Carrying amount	6,231	956	-	7,187	6,389	1,167	-	7,556
Loans: Business and government (2)
Acceptable
Investment grade	134,620	1,529	-	136,149	129,100	3,242	-	132,342
Sub-investment grade	83,099	20,887	-	103,986	85,197	30,106	-	115,303
Watchlist	-	7,293	-	7,293	-	8,621	-	8,621
Impaired	-	-	2,226	2,226	-	-	2,889	2,889
Allowance for credit losses	544	924	526	1,994	510	1,044	606	2,160
Carrying amount	217,175	28,785	1,700	247,660	213,787	40,925	2,283	256,995
Commitments and financial guarantee contracts
Acceptable
Investment grade	139,307	2,029	-	141,336	138,141	1,628	-	139,769
Sub-investment grade	40,975	14,389	-	55,364	41,650	20,421	-	62,071
Watchlist	-	3,420	-	3,420	-	4,861	-	4,861
Impaired	-	-	886	886	-	-	1,261	1,261
Allowance for credit losses	206	216	23	445	211	288	12	511
Carrying amount (3)(4)	180,076	19,622	863	200,561	179,580	26,622	1,249	207,451

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)

Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,473 million at April 30, 2021 ($3,814 million as at October 31, 2020) of which $3,028 million ($3,303 million as at October 31, 2020) was recorded in loans and $445 million ($511 million as at October 31, 2020) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

51 BMO Financial Group Second Quarter Report 2021

The following tables show the continuity in the loss allowance by product type for the three and six months ended April 30, 2021 and April 30, 2020. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a 12-month (Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, and changes in economic forecasts and credit quality. Model changes includes new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	April 30, 2021				April 30, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	33	42	26	101	14	31	27	72
Transfer to Stage 1	9	(8)	(1)	-	5	(4)	(1)	-
Transfer to Stage 2	(1)	2	(1)	-	(1)	1	-	-
Transfer to Stage 3	-	(2)	2	-	-	(2)	2	-
Net remeasurement of loss allowance	12	24	2	38	11	13	2	26
Loan originations	7	-	-	7	2	-	-	2
Derecognitions and maturities	(1)	(3)	-	(4)	(1)	(1)	-	(2)
Model changes	-	-	-	-	(2)	(2)	-	(4)
Total Provision for Credit Losses (PCL) (1)	26	13	2	41	14	5	3	22
Write-offs (2)	-	-	(3)	(3)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	4	4	-	-	2	2
Foreign exchange and other	1	(2)	(7)	(8)	1	1	(2)	-
Balance as at end of period	60	53	22	135	29	37	27	93
Loans: Consumer instalment and other personal
Balance as at beginning of period	150	440	97	687	88	343	125	556
Transfer to Stage 1	52	(50)	(2)	-	38	(36)	(2)	-
Transfer to Stage 2	(9)	18	(9)	-	(6)	24	(18)	-
Transfer to Stage 3	(2)	(30)	32	-	-	(27)	27	-
Net remeasurement of loss allowance	(68)	38	28	(2)	(18)	82	61	125
Loan originations	24	-	-	24	12	-	-	12
Derecognitions and maturities	(6)	(10)	-	(16)	(4)	(8)	-	(12)
Model changes	-	-	-	-	5	25	-	30
Total PCL (1)	(9)	(34)	49	6	27	60	68	155
Write-offs (2)	-	-	(64)	(64)	-	-	(84)	(84)
Recoveries of previous write-offs	-	-	24	24	-	-	19	19
Foreign exchange and other	-	(5)	(5)	(10)	1	4	(3)	2
Balance as at end of period	141	401	101	643	116	407	125	648
Loans: Credit cards
Balance as at beginning of period	112	302	-	414	80	220	-	300
Transfer to Stage 1	41	(41)	-	-	29	(29)	-	-
Transfer to Stage 2	(9)	9	-	-	(11)	11	-	-
Transfer to Stage 3	(1)	(47)	48	-	(1)	(41)	42	-
Net remeasurement of loss allowance	(45)	70	6	31	12	163	25	200
Loan originations	10	-	-	10	4	-	-	4
Derecognitions and maturities	(2)	(8)	-	(10)	(1)	(6)	-	(7)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	(6)	(17)	54	31	32	98	67	197
Write-offs (2)	-	-	(74)	(74)	-	-	(89)	(89)
Recoveries of previous write-offs	-	-	27	27	-	-	21	21
Foreign exchange and other	-	(1)	(7)	(8)	3	1	1	5
Balance as at end of period	106	284	-	390	115	319	-	434
Loans: Business and government
Balance as at beginning of period	791	1,102	583	2,476	348	519	467	1,334
Transfer to Stage 1	92	(89)	(3)	-	20	(19)	(1)	-
Transfer to Stage 2	(47)	57	(10)	-	(45)	46	(1)	-
Transfer to Stage 3	(1)	(13)	14	-	(1)	(40)	41	-
Net remeasurement of loss allowance	(143)	114	49	20	237	279	236	752
Loan originations	67	-	-	67	53	-	-	53
Derecognitions and maturities	(38)	(45)	-	(83)	(27)	(25)	-	(52)
Model changes	(5)	(19)	-	(24)	(23)	12	-	(11)
Total PCL (1)	(75)	5	50	(20)	214	253	275	742
Write-offs (2)	-	-	(73)	(73)	-	-	(175)	(175)
Recoveries of previous write-offs	-	-	14	14	-	-	16	16
Foreign exchange and other	(27)	(32)	(33)	(92)	18	23	3	44
Balance as at end of period	689	1,075	541	2,305	580	795	586	1,961
Total as at end of period	996	1,813	664	3,473	840	1,558	738	3,136
Comprised of: Loans	790	1,597	641	3,028	672	1,376	728	2,776
Other credit instruments (3)	206	216	23	445	168	182	10	360

(1)	Excludes PCL on other assets of $2 million for the three months ended April 30, 2021 ($2 million for the three months ended April 30, 2020).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2021 52

(Canadian $ in millions)
For the six months ended	April 30, 2021				April 30, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	51	75	26	152	15	33	38	86
Transfer to Stage 1	34	(26)	(8)	-	11	(10)	(1)	-
Transfer to Stage 2	(2)	17	(15)	-	(1)	3	(2)	-
Transfer to Stage 3	-	(9)	9	-	-	(3)	3	-
Net remeasurement of loss allowance	(33)	5	26	(2)	2	17	7	26
Loan originations	13	-	-	13	4	-	-	4
Derecognitions and maturities	(3)	(7)	-	(10)	(1)	(2)	-	(3)
Model changes	-	-	-	-	(2)	(2)	-	(4)
Total PCL (1)	9	(20)	12	1	13	3	7	23
Write-offs (2)	-	-	(6)	(6)	-	-	(6)	(6)
Recoveries of previous write-offs	-	-	4	4	-	-	4	4
Foreign exchange and other	-	(2)	(14)	(16)	1	1	(16)	(14)
Balance as at end of period	60	53	22	135	29	37	27	93
Loans: Consumer instalment and other personal
Balance as at beginning of period	148	454	105	707	89	333	136	558
Transfer to Stage 1	117	(112)	(5)	-	79	(74)	(5)	-
Transfer to Stage 2	(16)	34	(18)	-	(10)	45	(35)	-
Transfer to Stage 3	(3)	(52)	55	-	(2)	(52)	54	-
Net remeasurement of loss allowance	(133)	109	59	35	(62)	144	106	188
Loan originations	43	-	-	43	23	-	-	23
Derecognitions and maturities	(13)	(24)	-	(37)	(8)	(18)	-	(26)
Model changes	-	-	-	-	5	25	-	30
Total PCL (1)	(5)	(45)	91	41	25	70	120	215
Write-offs (2)	-	-	(129)	(129)	-	-	(167)	(167)
Recoveries of previous write-offs	-	-	46	46	-	-	42	42
Foreign exchange and other	(2)	(8)	(12)	(22)	2	4	(6)	-
Balance as at end of period	141	401	101	643	116	407	125	648
Loans: Credit cards
Balance as at beginning of period	110	321	-	431	80	225	-	305
Transfer to Stage 1	99	(99)	-	-	57	(57)	-	-
Transfer to Stage 2	(15)	15	-	-	(16)	16	-	-
Transfer to Stage 3	(1)	(87)	88	-	(1)	(81)	82	-
Net remeasurement of loss allowance	(100)	150	20	70	(13)	227	48	262
Loan originations	17	-	-	17	8	-	-	8
Derecognitions and maturities	(3)	(15)	-	(18)	(2)	(12)	-	(14)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	(3)	(36)	108	69	33	93	130	256
Write-offs (2)	-	-	(142)	(142)	-	-	(177)	(177)
Recoveries of previous write-offs	-	-	47	47	-	-	47	47
Foreign exchange and other	(1)	(1)	(13)	(15)	2	1	-	3
Balance as at end of period	106	284	-	390	115	319	-	434
Loans: Business and government
Balance as at beginning of period	658	1,258	608	2,524	338	496	311	1,145
Transfer to Stage 1	271	(267)	(4)	-	64	(57)	(7)	-
Transfer to Stage 2	(63)	75	(12)	-	(53)	55	(2)	-
Transfer to Stage 3	(2)	(66)	68	-	(2)	(63)	65	-
Net remeasurement of loss allowance	(215)	255	107	147	176	373	424	973
Loan originations	145	-	-	145	100	-	-	100
Derecognitions and maturities	(66)	(93)	-	(159)	(42)	(50)	-	(92)
Model changes	(5)	(19)	-	(24)	(23)	12	-	(11)
Total PCL (1)	65	(115)	159	109	220	270	480	970
Write-offs (2)	-	-	(184)	(184)	-	-	(216)	(216)
Recoveries of previous write-offs	-	-	27	27	-	-	23	23
Foreign exchange and other	(34)	(68)	(69)	(171)	22	29	(12)	39
Balance as at end of period	689	1,075	541	2,305	580	795	586	1,961
Total as at end of period	996	1,813	664	3,473	840	1,558	738	3,136
Comprised of: Loans	790	1,597	641	3,028	672	1,376	728	2,776
Other credit instruments (3)	206	216	23	445	168	182	10	360

(1)	Excludes PCL on other assets of $(4) million for the six months ended April 30, 2021 ($3 million for the six months ended April 30, 2020).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

53 BMO Financial Group Second Quarter Report 2021

Loans and allowance for credit losses by geographic region as at April 30, 2021 and October 31, 2020 are as follows:

(Canadian $ in millions)	April 30, 2021				October 31, 2020
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	287,405	359	1,302	285,744	276,975	303	1,323	275,349
United States	150,910	282	1,059	149,569	161,725	410	1,225	160,090
Other countries	9,322	-	26	9,296	12,023	14	28	11,981
Total	447,637	641	2,387	444,609	450,723	727	2,576	447,420

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $23 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).
(3)	Excludes allowance for credit losses on performing loans of $422 million for other credit instruments, which is included in other liabilities ($499 million as at October 31, 2020).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired (Stage 3) loans, including the related allowances, as at April 30, 2021 and October 31, 2020 are as follows:

(Canadian $ in millions)	April 30, 2021			October 31, 2020
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	441	14	427	409	16	393
Consumer instalment and other personal	333	101	232	340	105	235
Business and government (1)	2,226	526	1,700	2,889	606	2,283
Total	3,000	641	2,359	3,638	727	2,911
By geographic region (2):
Canada	1,363	359	1,004	1,343	303	1,040
United States	1,595	282	1,313	2,211	410	1,801
Other countries	42	-	42	84	14	70
Total	3,000	641	2,359	3,638	727	2,911

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $23 million for other credit instruments, which is included in other liabilities ($12 million as at October 31, 2020).

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at April 30, 2021 and October 31, 2020. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered past due and do not on their own indicate a significant increase in credit risk. As a result, they have not been included in the table below. Regular aging resumes once the payment deferral period expires.

(Canadian $ in millions)			April 30, 2021				October 31, 2020
	1 to 29 days	30 to 89 days	90 days or more	Total	1 to 29 days	30 to 89 days	90 days or more	Total
Residential mortgages	721	383	15	1,119	806	543	43	1,392
Credit card, consumer instalment and other personal	1,202	275	77	1,554	2,136	345	65	2,546
Business and government	86	94	28	208	180	330	22	532
Total	2,009	752	120	2,881	3,122	1,218	130	4,470

Fully secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $32 million and $53 million as at April 30, 2021 and October 31, 2020, respectively.

ECL Sensitivity and Key Economic Variables

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic.

As at April 30, 2021, our base case scenario depicts a stronger economic forecast in both Canada and the U.S. In Canada, real GDP growth rebounds in 2021 and 2022 with the U.S. economy following a similar but accelerated trajectory, given a larger policy stimulus and faster vaccine rollout in the U.S. compared to Canada. Our base case economic forecast as at October 31, 2020 depicted moderate economic growth in both Canada and the U.S. over the medium-term projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,925 million as at April 30, 2021 ($2,375 million as at October 31, 2020), compared to the reported allowance for performing loans of $2,809 million ($3,075 million as at October 31, 2020).

BMO Financial Group Second Quarter Report 2021 54

As at April 30, 2021, the adverse case economic forecast depicts a contracting Canadian and U.S. economy, with real GDP declining in 2021 and 2022 as shown in the table below based on average annual values. The adverse case scenario assumes a sharp, sustained and more severe increase in COVID-19 infections due to new variants compared to the base case scenario, a slower rollout of vaccines and renewed restrictions on a broad range of activities leading to a sharp decline in consumer and business confidence. The adverse case depicts a more severe economic contraction in real GDP and house prices in Canada and the U.S. compared to the adverse scenario used as at October 31, 2020. In particular, when measured from the peak, the adverse scenario shows real GDP contracting 5% in both Canada and the U.S. compared to 3% as at October 31, 2020. House prices are forecast to decline about 30% rather than 16% in Canada and 11% in the U.S. as at October 31, 2020. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,475 million as at April 30, 2021 ($4,875 million as at October 31, 2020), compared to the reported allowance for performing loans of $2,809 million ($3,075 million as at October 31, 2020).

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index, corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive. The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. This table is typically provided on an annual basis; however, given the significant level of uncertainty in the forward-looking information due to the impact of COVID-19, the disclosures have been provided as an update to the information in Note 4 of our annual consolidated financial statements for the year ended October 31, 2020. The values shown represent the national annual average values for calendar 2021 and 2022 for all scenarios. While the values disclosed below are national variables, we use regional variables in our underlying models and consider factors impacting particular industries where appropriate.

	As at April 30, 2021						As at October 31, 2020
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Real GDP growth rates (1)
Canada	8.2%	5.6%	6.0%	4.0%	(0.9)%	(1.1)%	9.0%	4.0%	6.0%	3.0%	(2.1)%	0.8%
United States	8.7%	5.7%	6.5%	4.5%	(1.6)%	(1.2)%	7.0%	3.7%	4.0%	3.0%	(2.9)%	0.8%
Corporate BBB 10-year spread
Canada	1.5%	1.9%	1.9%	2.2%	3.6%	4.4%	1.8%	2.0%	2.2%	2.2%	4.5%	4.0%
United States	1.0%	1.2%	1.4%	1.5%	4.2%	4.5%	1.6%	1.8%	2.0%	2.1%	4.4%	3.7%
Unemployment rates
Canada	6.4%	5.1%	7.8%	6.3%	12.0%	13.9%	6.4%	5.9%	8.0%	7.1%	13.8%	13.9%
United States	4.6%	3.4%	5.4%	4.1%	9.8%	12.3%	5.2%	4.6%	6.8%	5.6%	12.6%	12.7%
Housing Price Index (1)
Canada (2)	20.8%	10.0%	17.8%	5.1%	(12.3)%	(18.7)%	9.6%	5.4%	4.5%	2.5%	(9.1)%	(4.6)%
United States (3)	10.9%	6.5%	8.6%	4.1%	(8.6)%	(15.8)%	4.7%	4.2%	1.4%	2.7%	(7.3)%	(2.2)%

(1)	Real gross domestic product and housing price index are year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $2,050 million ($2,300 million as at October 31, 2020), compared with the reported allowance for performing loans of $2,809 million ($3,075 million as at October 31, 2020).

55 BMO Financial Group Second Quarter Report 2021

Note 4: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	April 30, 2021	October 31, 2020	April 30, 2021	October 31, 2020	April 30, 2021	October 31, 2020	April 30, 2021	October 31, 2020	April 30, 2021	October 31, 2020
Deposits by:
Banks (1)	4,706	3,594	1,809	2,460	1,226	1,231	18,116	31,540	25,857	38,825
Business and government	48,307	44,111	49,129	44,258	134,966	124,813	185,559	187,497	417,961	400,679
Individuals	4,283	4,661	34,034	30,369	113,890	111,905	61,176	72,595	213,383	219,530
Total (2) (3)	57,296	52,366	84,972	77,087	250,082	237,949	264,851	291,632	657,201	659,034
Booked in:
Canada	47,234	41,855	74,732	67,873	122,465	112,543	164,780	185,655	409,211	407,926
United States	9,790	8,818	10,177	9,170	126,367	124,129	73,666	78,175	220,000	220,292
Other countries	272	1,693	63	44	1,250	1,277	26,405	27,802	27,990	30,816
Total	57,296	52,366	84,972	77,087	250,082	237,949	264,851	291,632	657,201	659,034

(1)	Includes regulated and central banks.
(2)	Includes structured notes and metals deposits designated at FVTPL (Note 6).
(3)

Included in deposits as at April 30, 2021 and October 31, 2020 are $326,410 million and $322,951 million, respectively, of deposits denominated in U.S. dollars, and $28,213 million and $32,254 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $27,561 million of senior unsecured debt as at April 30, 2021 subject to the Bank Recapitalization (Bail-In) regime ($25,651 million as at October 31, 2020). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(5)

Deposits totalling $22,649 million as at April 30, 2021 ($27,353 million as at October 31, 2020) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them based on their remaining contractual maturities.

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at April 30, 2021	140,347	68,999	26,403	235,749
As at October 31, 2020	158,475	72,186	27,799	258,460

The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at April 30, 2021	21,330	15,725	25,016	78,276	140,347
As at October 31, 2020	18,081	29,679	28,109	82,606	158,475

Subordinated Debt

During the three and six months ended April 30, 2021, we did not issue any subordinated debt. On April 20, 2021, we announced our intention to redeem all of our $1,250 million 3.32% Series I Medium-Term Notes First Tranche on June 1, 2021.

On December 8, 2020, we redeemed all of our outstanding $1,000 million subordinate debentures, Series H Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

BMO Financial Group Second Quarter Report 2021 56

Note 5: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)	April 30, 2021		October 31, 2020
	Number of shares	Amount	Number of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	-	-	6,000,000	150	Not convertible	(8)
Class B – Series 36	-	-	600,000	600	Class B - Series 37	(8)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		3,940		4,690
Other Equity Instruments
4.8% Additional Tier 1 Capital Notes (AT1 Notes)		658		658	Common shares	(3)
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)		1,250		1,250	Common shares	(3)(4)
Other Equity Instruments		1,908		1,908
Preferred Shares and Other Equity Instruments		5,848		6,598
Common Shares (5) (6) (7)	647,328,824	13,536	645,889,396	13,430

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2020.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The instruments issued include a non-viability contingent capital provision (NVCC), which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48, the LRCNs (see (4) below) to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share, including Preferred Shares Series 48, and AT1 Note is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)

Non-deferrable interest is payable semi-annually on the LRCNs at the bank’s discretion. Non-payment of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred Share Series 48.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,581,492 common shares as at April 30, 2021 (6,446,110 common shares as at October 31, 2020).
(6)

During the three and six months ended April 30, 2021, we did not issue common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 419,220 and 826,580 common shares, respectively, under the Stock Option Plan.

(7)	Common shares are net of 39,882 treasury shares as at April 30, 2021 (652,730 treasury shares as at October 31, 2020).
(8)	Series 35 and Series 36 were redeemed and final dividends were paid on November 25, 2020.

57 BMO Financial Group Second Quarter Report 2021

Other Equity Instruments

The bank’s US$500 million (CAD $658 million) 4.8% Additional Tier 1 Capital Notes (AT1 Notes) and $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCNs) are classified as equity and form part of our additional Tier 1 non-viability contingent capital (NVCC). Both the AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.

Preferred Shares

On November 25, 2020, we redeemed all of our 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of our 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

Normal Course Issuer Bid

Our previous normal course issuer bid (NCIB) expired on June 2, 2020. Our plan, subject to approval of OSFI and the Toronto Stock Exchange, was to establish a new NCIB over a 12- month period, commencing on or about June 3, 2020. The renewal process was put on hold in light of OSFI’s announcement on March 13, 2020 that all share buybacks by federally regulated financial institutions should be halted for the time being, and we did not renew our NCIB. We expect to proceed with the new NCIB following an announcement from OSFI that the restriction is no longer in effect.

Shareholder Dividend Reinvestment and Share Purchase Plan

Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan are purchased on the open market without a discount.

Note 6: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2020 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2021		October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	46,744	47,041	48,466	49,009
Loans (1)
Residential mortgages	130,403	131,055	126,882	128,815
Consumer instalment and other personal	71,311	71,829	69,480	70,192
Credit cards	7,187	7,187	7,556	7,556
Business and government (2)	229,302	230,747	238,239	239,929
	438,203	440,818	442,157	446,492

Deposits (3)	635,580	637,131	640,961	643,156
Securitization and structured entities’ liabilities (4)	25,022	25,334	26,889	27,506
Subordinated debt	7,144	7,469	8,416	8,727

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value is net of allowances for credit losses.
(2)

Excludes $6,387 million of loans classified as FVTPL and $121 million of loans classified as FVOCI as at April 30, 2021, respectively ($5,306 million and $51 million, respectively, as at October 31, 2020).

(3)	Excludes $21,487 million of structured note liabilities ($18,073 million as at October 31, 2020) and $134 million of metals deposits ($nil as at October 31, 2020) designated at FVTPL.
(4)	Excludes $635 million of securitization and structured entities’ liabilities classified at FVTPL ($nil as at October 31, 2020).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or broker quotes and other third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Second Quarter Report 2021 58

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL and FVOCI, precious metals, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)			April 30, 2021		October 31, 2020
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	5,217	1,457	-	6,674	6,529	4,371	-	10,900
Canadian provincial and municipal governments	2,911	3,157	-	6,068	1,868	6,467	-	8,335
U.S. federal government	6,304	1,609	-	7,913	5,702	2,716	-	8,418
U.S. states, municipalities and agencies	-	213	-	213	16	487	-	503
Other governments	1,026	610	-	1,636	1,021	1,495	-	2,516
NHA MBS, U.S. agency MBS and CMO	13	11,840	702	12,555	7	11,487	803	12,297
Corporate debt	3,239	7,201	3	10,443	3,767	7,274	-	11,041
Trading loans	-	115	-	115	-	67	-	67
Corporate equity	44,949	-	-	44,949	43,757	-	-	43,757
	63,659	26,202	705	90,566	62,667	34,364	803	97,834
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	695	85	-	780	452	149	-	601
Canadian provincial and municipal governments	152	1,134	-	1,286	180	1,249	-	1,429
U.S. federal government	-	48	-	48	-	44	-	44
Other governments	-	93	-	93	-	94	-	94
NHA MBS, U.S. agency MBS and CMO	-	11	-	11	-	3	-	3
Corporate debt	70	7,304	-	7,374	70	7,827	-	7,897
Corporate equity	1,679	12	2,048	3,739	1,587	10	1,903	3,500
	2,596	8,687	2,048	13,331	2,289	9,376	1,903	13,568
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	15,443	888	-	16,331	20,765	1,685	-	22,450
Canadian provincial and municipal governments	1,565	1,121	-	2,686	2,604	2,143	-	4,747
U.S. federal government	15,195	1,176	-	16,371	14,852	2,842	-	17,694
U.S. states, municipalities and agencies	17	4,587	1	4,605	8	5,267	1	5,276
Other governments	2,735	3,230	-	5,965	3,643	3,738	-	7,381
NHA MBS, U.S. agency MBS and CMO	-	12,588	-	12,588	-	12,532	-	12,532
Corporate debt	592	1,934	-	2,526	792	2,442	-	3,234
Corporate equity	-	-	100	100	-	-	93	93
	35,547	25,524	101	61,172	42,664	30,649	94	73,407
Business and government loans	-	3,667	2,841	6,508	-	3,412	1,945	5,357
Precious Metals (1)	3,347	-	-	3,347	5,328	-	-	5,328
Fair Value Liabilities
Securities sold but not yet purchased	26,509	6,031	-	32,540	19,740	9,636	-	29,376
Structured note liabilities (2)	-	21,487	-	21,487	-	18,073	-	18,073
Other liabilities (3)	-	1,813	-	1,813	-	1,168	-	1,168
	26,509	29,331	-	55,840	19,740	28,877	-	48,617
Derivative Assets
Interest rate contracts	12	10,177	-	10,189	13	14,916	-	14,929
Foreign exchange contracts	2	19,511	-	19,513	1	10,825	-	10,826
Commodity contracts	312	3,400	-	3,712	123	2,465	-	2,588
Equity contracts	767	3,814	-	4,581	750	7,711	-	8,461
Credit default swaps	-	3	-	3	-	11	-	11
	1,093	36,905	-	37,998	887	35,928	-	36,815
Derivative Liabilities
Interest rate contracts	4	7,539	-	7,543	22	10,871	-	10,893
Foreign exchange contracts	4	16,530	-	16,534	3	10,609	-	10,612
Commodity contracts	411	738	-	1,149	350	1,983	-	2,333
Equity contracts	458	7,522	-	7,980	456	6,067	-	6,523
Credit default swaps	-	8	4	12	-	10	4	14
	877	32,337	4	33,218	831	29,540	4	30,375

(1)	These precious metals are included in other assets, other, in our Consolidated Balance Sheet.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)

Other liabilities includes investment contract liabilities in our insurance business and metals deposits that have been designated at FVTPL as well as certain securitization and structured entities’ liabilities measured at FVTPL.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

59 BMO Financial Group Second Quarter Report 2021

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments that are measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

						Range of input values (1)
As at April 30, 2021 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs		Low	High
Private equity (2)	Corporate equity	2,048	Net Asset Value	Net Asset Value		na	na
			EV/EBITDA	Multiple		6	24
Loans (3)	Business and government loans	2,841	Discounted cash flows	Discount margin		49bps	215bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	702	Discounted cash flows	Prepayment rate		5%	40%
			Market Comparable	Comparability Adjustment	(4)	(5.54)	4.46

(1)

The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $449 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at April 30, 2021 ($487 million as at October 31, 2020), which approximates fair value, and are held to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $5 million as at April 30, 2021 ($3 million as at October 31, 2020).
(4)	Range of input values represents price per security adjustment.
na	- not applicable

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.

The following table presents significant transfers between Level 1 and Level 2 for the three and six months ended April 30, 2021 and April 30, 2020.

(Canadian $ in millions)
For the three months ended		April 30, 2021		April 30, 2020
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	691	2,834	2,942	603
FVTPL Securities	152	267	170	-
FVOCI Securities	1,182	6,864	4,005	1,989
Securities sold but not yet purchased	587	473	1,017	844

(Canadian $ in millions)
For the six months ended		April 30, 2021		April 30, 2020
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	3,428	9,536	4,767	1,270
FVTPL Securities	208	401	499	61
FVOCI Securities	5,840	8,973	7,264	2,718
Securities sold but not yet purchased	1,001	5,257	3,751	914

BMO Financial Group Second Quarter Report 2021 60

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and six months ended April 30, 2021 and April 30, 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value
For the three months ended April 30, 2021 (Canadian $ in millions)	Balance January 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	703	(19)	(30)	408	(330)	-	37	(67)	702	20
Corporate debt	-	-	-	3	-	-	-	-	3	-
Total trading securities	703	(19)	(30)	411	(330)	-	37	(67)	705	20
FVTPL Securities
Corporate equity	1,957	38	(52)	165	(60)	-	-	-	2,048	66
Total FVTPL securities	1,957	38	(52)	165	(60)	-	-	-	2,048	66
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	98	-	-	2	-	-	-	-	100	na
Total FVOCI securities	99	-	-	2	-	-	-	-	101	na
Business and government loans	3,202	-	(125)	211	-	(447)	-	-	2,841	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

		Change in fair value
For the six months ended April 30, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(94)	(61)	765	(683)	-	71	(99)	702	19
Corporate debt	-	-	-	3	-	-	-	-	3	-
Total trading securities	803	(94)	(61)	768	(683)	-	71	(99)	705	19
FVTPL Securities
Corporate equity	1,903	59	(101)	278	(87)	(4)	-	-	2,048	113
Total FVTPL	1,903	59	(101)	278	(87)	(4)	-	-	2,048	113
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	93	-	-	7	-	-	-	-	100	na
Total FVOCI securities	94	-	-	7	-	-	-	-	101	na
Business and government loans	1,945	-	(195)	1,699	-	(608)	-	-	2,841	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2021 are included in earnings for the period.

  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

  na – Not applicable

61 BMO Financial Group Second Quarter Report 2021

		Change in fair value
For the three months ended April 30, 2020 (Canadian $ in millions)	Balance January 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as as at April 30, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	540	(76)	28	176	(224)	-	87	(44)	487	(47)
Corporate debt	5	-	-	45	(5)	-	3	-	48	(1)
Total trading securities	545	(76)	28	221	(229)	-	90	(44)	535	(48)
FVTPL Securities
Corporate equity	1,911	(8)	72	108	(21)	-	-	-	2,062	(9)
Total FVTPL	1,911	(8)	72	108	(21)	-	-	-	2,062	(9)
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	81	-	-	2	-	-	-	-	83	na
Total FVOCI securities	82	-	-	2	-	-	-	-	84	na
Business and government loans	1,561	(3)	79	860	-	(469)	-	-	2,028	-
Derivative Liabilities
Credit default swaps	1	-	-	-	-	-	3	-	4	-
Total derivative liabilities	1	-	-	-	-	-	3	-	4	-

		Change in fair value
For the six months ended April 30, 2020 (Canadian $ in millions)	Balance October 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as as at April 30, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(130)	30	449	(389)	-	161	(172)	487	(84)
Corporate debt	7	-	-	50	(12)	-	3	-	48	(1)
Total trading securities	545	(130)	30	499	(401)	-	164	(172)	535	(85)
FVTPL Securities
Corporate equity	1,984	(4)	80	186	(185)	-	1	-	2,062	5
Total FVTPL	1,984	(4)	80	186	(185)	-	1	-	2,062	5
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	81	-	-	2	-	-	-	-	83	na
Total FVOCI securities	82	-	-	2	-	-	-	-	84	na
Business and government loans	1,736	(3)	88	940	-	(733)	-	-	2,028	-
Derivative Liabilities
Credit default swaps	1	-	-	-	-	-	3	-	4	-
Total derivative liabilities	1	-	-	-	-	-	3	-	4	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2020 are included in earnings for the period.

  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.

  na – Not applicable

BMO Financial Group Second Quarter Report 2021 62

Note 7: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.

As at April 30, 2021, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 1.0% Domestic Stability Buffer applicable to D-SIBs. Our capital position as at April 30, 2021 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.

Regulatory Capital Measures, Risk-Weighted Assets and Leverage Exposures

(Canadian $ in millions, except as noted)	April 30, 2021	October 31, 2020
Common Equity Tier 1 (CET1) Capital	41,415	40,077
Tier 1 Capital	47,180	45,840
Total Capital	53,483	54,661
Risk-Weighted Assets	319,802	336,607
Leverage Exposures	926,323	953,640
CET 1 Capital Ratio	13.0%	11.9%
Tier 1 Capital Ratio	14.8%	13.6%
Total Capital Ratio	16.7%	16.2%
Leverage Ratio	5.1%	4.8%

Note 8: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2021 and 2020. During the six months ended April 30, 2021, we granted a total of 984,943 stock options (976,087 stock options during the six months ended April 30, 2020). The weighted-average fair value of options granted during the six months ended April 30, 2021 was $10.75 per option ($9.46 per option for the six months ended April 30, 2020).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2021	April 30, 2020
Expected dividend yield	4.9%	4.3%
Expected share price volatility	20.6% - 20.7%	15.4%
Risk-free rate of return	1.0%	1.9% - 2.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	97.14	101.47

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Current service cost	67	63	2	3
Net interest expense on net defined benefit (asset) liability	2	-	7	8
Administrative expenses	1	1	-	-
Benefits expense	70	64	9	11
Canada and Quebec pension plan expense	29	29	-	-
Defined contribution expense	34	37	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	133	130	9	11

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Current service cost	134	125	4	6
Net interest expense on net defined benefit (asset) liability	4	-	15	16
Administrative expenses	2	2	-	-
Benefits expense	140	127	19	22
Canada and Quebec pension plan expense	52	53	-	-
Defined contribution expense	93	98	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	285	278	19	22

63 BMO Financial Group Second Quarter Report 2021

Note 9: Earnings Per Share

Basic earnings per share is calculated by dividing net income, after deducting dividends on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2021	April 30, 2020	April 30, 2021	April 30, 2020
Net income	1,303	689	3,320	2,281
Dividends on preferred shares and distributions payable on other equity instruments	(68)	(52)	(124)	(122)
Net income available to common shareholders	1,235	637	3,196	2,159
Weighted-average number of common shares outstanding (in thousands)	646,734	639,629	646,620	639,537
Basic earnings per common share (Canadian $)	1.91	1.00	4.94	3.38
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,235	637	3,196	2,159
Weighted-average number of common shares outstanding (in thousands)	646,734	639,629	646,620	639,537
Effect of dilutive instruments
Stock options potentially exercisable (1)	6,725	3,433	5,014	3,503
Common shares potentially repurchased	(5,407)	(2,844)	(3,935)	(2,550)
Weighted-average number of diluted common shares outstanding (in thousands)	648,052	640,218	647,699	640,490
Diluted earnings per common share (Canadian $)	1.91	1.00	4.93	3.37

(1)

In computing diluted earnings per share we excluded average stock options outstanding of nil and 1,761,196 with a weighted-average exercise price of $nil and $104.67, respectively, for the three and six months ended April 30, 2021 (3,235,957 and 3,074,700 with a weighted-average exercise price of $99.98 and $99.81, respectively, for the three and six months ended April 30, 2020) as the average share price for the period did not exceed the exercise price.

Note 10: Income Taxes

Canadian Taxing Authorities have reassessed or proposed to reassess us for additional income tax and interest in an amount of approximately $1,210 million, to date, in respect of certain 2011-2016 Canadian corporate dividends. Those reassessments or proposed reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the Canadian Taxing Authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

Note 11: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.

For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2020.

BMO Financial Group Second Quarter Report 2021 64

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,581	1,055	237	743	(161)	3,455
Non-interest revenue	561	312	878	795	75	2,621
Total Revenue	2,142	1,367	1,115	1,538	(86)	6,076
Provision for (recovery of) credit losses on impaired loans	154	6	1	(6)	-	155
Provision for (recovery of) credit losses on performing loans	(13)	(29)	(4)	(49)	-	(95)
Total provision for (recovery of) credit losses	141	(23)	(3)	(55)	-	60
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(283)	-	-	(283)
Depreciation and amortization	131	119	74	68	-	392
Other non-interest expense	841	561	867	768	980	4,017
Income (loss) before taxes	1,029	710	460	757	(1,066)	1,890
Provision for (recovery of) income taxes	265	168	114	194	(154)	587
Reported net income (loss)	764	542	346	563	(912)	1,303
Average Assets	258,876	129,877	47,693	360,123	173,575	970,144

For the three months ended April 30, 2020	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,495	1,129	212	855	(173)	3,518
Non-interest revenue	465	315	678	196	92	1,746
Total Revenue	1,960	1,444	890	1,051	(81)	5,264
Provision for credit losses on impaired loans	212	124	3	73	1	413
Provision for credit losses on performing loans	285	75	3	335	7	705
Total provision for credit losses	497	199	6	408	8	1,118
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(197)	-	-	(197)
Depreciation and amortization	132	146	73	56	-	407
Other non-interest expense	844	671	815	702	77	3,109
Income (loss) before taxes	487	428	193	(115)	(166)	827
Provision for (recovery of) income taxes	125	89	49	(41)	(84)	138
Reported net income (loss)	362	339	144	(74)	(82)	689
Average Assets	252,984	144,449	45,175	380,856	122,971	946,435

(Canadian $ in millions)
For the six months ended April 30, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	3,189	2,146	476	1,546	(324)	7,033
Non-interest revenue	1,052	631	2,616	1,566	153	6,018
Total Revenue	4,241	2,777	3,092	3,112	(171)	13,051
Provision for (recovery of) credit losses on impaired loans	303	26	3	39	(1)	370
Provision for (recovery of) credit losses on performing loans	(15)	(80)	(8)	(51)	-	(154)
Total provision for (recovery of) credit losses	288	(54)	(5)	(12)	(1)	216
Insurance claims, commissions and changes in policy benefit liabilities	-	-	318	-	-	318
Depreciation and amortization	259	246	147	133	-	785
Non-interest expense	1,667	1,119	1,700	1,582	1,169	7,237
Income (loss) before taxes	2,027	1,466	932	1,409	(1,339)	4,495
Provision for (recovery of) income taxes	526	342	228	363	(284)	1,175
Reported net income (loss)	1,501	1,124	704	1,046	(1,055)	3,320
Average Assets	256,851	130,187	47,613	372,645	168,319	975,615

For the six months ended April 30, 2020	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	3,052	2,180	443	1,551	(320)	6,906
Non-interest revenue	990	620	2,472	869	154	5,105
Total Revenue	4,042	2,800	2,915	2,420	(166)	12,011
Provision for credit losses on impaired loans	350	256	3	126	2	737
Provision for credit losses on performing loans	299	92	6	332	1	730
Provision for credit losses	649	348	9	458	3	1,467
Insurance claims, commissions and changes in policy benefit liabilities	-	-	519	-	-	519
Depreciation and amortization	259	290	147	115	-	811
Non-interest expense	1,704	1,288	1,653	1,495	234	6,374
Income (loss) before taxes	1,430	874	587	352	(403)	2,840
Provision for (recovery of) income taxes	369	184	152	70	(216)	559
Reported net income (loss)	1,061	690	435	282	(187)	2,281
Average Assets	250,969	138,479	44,692	365,931	114,090	914,161

(1)	Corporate Services includes Technology and Operations.
(2)

Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

65 BMO Financial Group Second Quarter Report 2021

Note 12: Divestitures

On April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore, part of our BMO WM operating segment, to J. Safra Sarasin Group. The business sold is not considered material to the bank.

On April 12, 2021, we entered into an agreement with Ameriprise Financial Inc. (Ameriprise) to sell BMO’s EMEA asset management business, part of our BMO WM operating segment, for £615 million (CAD$1,043 million) in an all-cash transaction. Separately, in the U.S. the transaction includes the opportunity for certain BMO asset management clients to move to Ameriprise, subject to client consent. This transaction is expected to close in the fourth quarter of calendar 2021, subject to regulatory approvals and customary closing conditions. As this transaction met the accounting requirements of assets held-for-sale, we recognized a write-down of goodwill related to these businesses of $747 million in Q2 2021, which was included in non-interest expense, other, in our Consolidated Statement of Income and was reported in the Corporate Services segment. This is subject to closing adjustments, including fair values and foreign exchange rates prevailing at the date of closing.

BMO Financial Group Second Quarter Report 2021 66